UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

Rayton Solar Inc.

(Exact name of issuer as specified in its charter)

Delaware	46-4933370
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Rayton Solar Inc., 16600 Aston St., Irvine, CA 92606

 (Full mailing address of principal executive offices)

(949) 538-7165

(Issuer’s telephone number, including area code)

1

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-K on May 2, 2022. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2022 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2022.

Overview

Rayton Solar, Inc., which does business as Rayton, was incorporated in the State of Delaware on October 17, 2013. The Company’s initial mission was to develop the most cost-efficient source of renewable energy through ion implanted, ultra-thin, float zone silicon photovoltaic modules (“PV modules”). The Company has pivoted to use its same manufacturing processes to create lower cost gallium arsenide (“GaAs”) wafers for the semiconductor industry as a whole. GaAs wafers serve as the foundation for microchips that are used in automotive, aerospace, 5G, LED, and solar applications. The Company’s management believes that this pivot strengthens its market positioning.

Operating Results

The Company has not yet generated any revenues, and it does not expect to do so until the manufacturing and selling of engineered GaAs wafers has begun. While we have received the accelerator, additional processing equipment is still required to prepare products to be purchased. We anticipate that additional equipment arriving in the next 12 to 18 months, and requiring an additional $8 - $15 million.

Total operating expenses includes general administrative, sales and marketing, and research and development expenses. Total operating expenses increased to 322,474 for the six-month period ended June 30, 2022 from $260,586 for the six-month period ended June 30, 2021, an increase of 23.75%.

General and administrative expenses increased to $322,474 from $146,163 for the six-month periods ended June 30, 2022 and 2021, respectively, an increase of 120.63%. General and administrative expenses increased primarily as a result of increases to rent and overhead costs incurred in connection with our new facility in Irvine, California.

We had $0 in sales and marketing expenses for the six-month period ended June 30, 2022 compared to $114,423 for the six-month period ended June 30, 2021. We eliminated our sales and marketing expenses as we closed our Regulation Crowdfunding fundraise.

We incurred no research and development expenses for the six-month periods ended June 30, 2022 and 2021.

2

The Company also recorded a decrease of $5,033 in other (income) expense as interest expense to $30,019 for the six-month period ended June 30, 2022 from $35,052 for the six-month period ended June 30, 2021. Interest expense is comprised of interest on the convertible notes and an equipment loan. The decrease is primarily due to decreased interest on the Regulation Crowdfunding Convertible Notes.

As a result of the foregoing, the company increased its net loss for the six-month period ended June 30, 2022 to $353,293, compared to $297,688 for the six-month period ended June 30, 2021.

Liquidity and Capital Resources

We had a working capital deficit at June 30, 2022 of $887,906 compared to a deficit of 260,205 at December 31, 2021. The increase in current liabilities was primary driven by the lease liability for our new facility. As of June 30, 2022, the Company had $88,363 cash on-hand. As of the date of this report, the Company is currently raising additional funds through Regulation Crowdfunding.

With regard to the outstanding convertible debt, including the note issued to ReGen America and incorporated by reference as Exhibit 6.3, the Company intends to work with each holder to provide for conversion of the notes in order to limit the cash impact on the Company. However, there can be no assurance that each note holder will accept conversion of their notes, which may impact the Company’s cash position.

Debt

Equipment Loan

During the year ended December 31, 2017, the Company entered into an equipment financing loan for $120,000 with a commercial institution. The note bears interest at 6% per annum, requires monthly payments of $2,350 starting in April 2018, and matures in March 2023. The loan is secured by the construction-in-progress asset which it was used to purchase. Interest expense related to this loan was approximately $1,000 and $1,000 for the six months ended June 30, 2022 and 2021, respectively.

Convertible Debt – Related Parties

In November 2018, the Company entered into three convertible notes with related parties. The first note was with a relative of the Company’s Chief Executive Officer, and has a principal balance of $166,000. The second note was with the Company’s Chief Executive Officer (“CEO”), and has a principal balance of $185,800. The third note was with a company that is co-owned by the Company’s CEO, and has a principal balance of $70,000. These notes accrue interest at 10% per annum and mature in November 2021. The notes are automatically convertible upon a qualified equity financing of at least $1,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company’s common stock as determined by the Company’s Board of Directors. Interest expense related to these notes was $25,308 and $21,090 for the six months ended June 30, 2022 and 2021, respectively, and accrued interest related to these notes was $170,587 and $145,279 as of June 30, 2022 and December 31, 2021, respectively.

2018 Convertible Debt – Third Parties

In October 2018, the Company entered into three additional convertible notes with an aggregate principal balance of $70,000. These notes each accrue interest at 10% per annum through their maturity in October 2021, and 12% default interest thereafter. These notes are automatically convertible upon a qualified equity financing of at least $3,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company’s common stock as determined by the Company’s Board of Directors. Interest expense related to these notes was $600 and $3,500 for the six months ended June 30, 2022 and 2021, respectively, and accrued interest related to these notes was $3,800 and $3,200 as of June 30, 2022 and December 31, 2021, respectively.

In November 2021, the parties agreed to settle out two of these convertible notes with an aggregate principal value of $60,000 along with accrued interest totaling $18,296 through the issuance of 338,944 shares of common stock with a fair value of $111,851 based on the active selling price of the Company’s common stock at that time. As the note conversions were outside the original conversion terms of the agreements, the difference between the fair value of the shares issued and the aggregate amounts converted was recorded as a loss on extinguishment in the amount of $33,555.

3

2019 Convertible Notes

In 2019, the Company entered into various convertible note units with third parties totaling $55,000. Each unit is for $5,000 and a $1,000 common stock warrant. These notes accrue interest at 10% per annum and matured on December 31, 2019. These notes are voluntarily convertible upon a qualified equity financing in a public offering of at least $5,000,000 or upon a liquidity event, at a conversion price equal to 70% of the purchase price of the same securities sold by the Company in a qualified equity financing. There are no conversion terms outside of a qualified equity offering as indicated in the notes. The warrants have a three-year term and only vest upon a qualified offering. Upon a qualified equity offering, the exercise price of the warrants will be the same value as the shares sold in the qualified equity financing. These warrants are not considered outstanding until there is a qualified equity financing as the number of warrants is indeterminable. Interest expense was $2,500 and $2,750 for the six months ended June 30, 2022 and 2021, respectively, and accrued interest related to these notes was $16,807 and $14,307 as of June 30, 2022 and December 31, 2021, respectively.

In November 2021, the parties agreed to settle out one of these convertible notes with a principal value of $5,000 along with accrued interest totaling $1,397 through the issuance of 27,694 shares of common stock with a fair value of $9,139 based on the active selling price of the Company’s common stock at that time. As the note conversion was outside the original conversion terms of the agreement, the difference between the fair value of the shares issued and the aggregate amounts converted was recorded as a loss on extinguishment in the amount of $2,742.

Service Provider Loan

In May 2021, the Company entered into a loan agreement with StartEngine Primary, LLC, a service provider of the Company. The agreement allows for advances up to an aggregate amount of $100,000 to pay for advertising and promotion services in connection with the Company’s equity offerings. The advances are non-interest bearing and shall be repaid on the date of the closing of the Company’s equity offerings. As of June 30, 2021, $100,000 had been paid to third parties for expenses on behalf of the Company and was outstanding. In July and August 2021, $50,000 of the loan balance was repaid from the proceeds of the Company’s equity offerings. No amounts were advanced or due during and as of the six months ended June 30, 2022.

Equity Issuances

During the six months ended June 30, 2022, the Company collected the remaining balance of funds of $88,562 that were held in escrow as of December 31, 2021, net of minor fees withheld, related to the 2021 Regulation Crowdfunding offering. In addition, 12,492 shares of common stock that had been issued to one of the funding intermediaries in connection with the offering were cancelled based on final calculations of the amounts owed under the agreement. This had no net effect as the value of the shares both increase and decrease equity as costs of the offering.

During the six months ended June 30, 2021, the Company sold 1,658,154 shares of common stock for gross proceeds of $518,194 through its Regulation Crowdfunding offering and received $482,342 in proceeds from amounts sold which were subject to hold back. As of June 30, 2021, the Company had a remaining subscription receivable of $40,797. The Company recognized offering costs of approximately $36,000, which reduced additional paid-in capital, in connection with the sale of these shares. In addition, the Company issued 47,368 shares of common stock to one of the funding intermediaries which both increases and decreases additional paid-in capital for no net effect.

Operating Lease

In August 2021, the Company entered into a lease agreement for a facility in Irvine, California commencing September 15, 2021. The lease term is three years from the commencement date. The lease agreement required a security deposit of $24,598. Monthly rent under the lease agreement is $10,508, which can be adjusted by 3% annually, plus additional operating expenses. Total rent expense, including operating expenses related to this property, for the six months ended June 30, 2022 and 2021 was $85,119 and $0, respectively.

Cash Flow

The following table summarizes, for the periods indicated, selected items in our Statements of Cash Flows:

	For the Six-Month Period Ended
	June 30,
	2022	2021
Net cash (used in) provided by:
Operating activities	$(321,306)	$(152,443)
Investing activities	$(240,895)	$(229,417)
Financing activities	$75,396	$443,010

4

Operating Activities

Cash used in operating activities increased to $321,306 from $152,443 for the six-month periods ended June 30, 2022 and 2021, respectively. The increase in cash used in operating activities was primarily due increases to rent and overhead costs incurred in connection with our new facility in Irvine, California.

Investing Activities

Cash used in investing activities increased to $240,895 from $229,417 for the six-month periods ended June 30, 2022 and 2021, respectively. The increase in cash used in investing activities was primarily due to expenses related to the buildout of the new facility in Irvine, California, including office improvement and power lines for equipment.

Financing Activities

Cash provided by financing activities decreased to $75,396 from $443,010 for the six-month periods ended June 30, 2022 and 2021, respectively. The decrease in cash provided by financing activities was primarily due to a decrease in the money raised from the sale of our securities in the six-month period ending June 30, 2022 compared to the six-month period ended June 30, 2021.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

Trend Information

Over the next 12 months, we intend to undertake significant steps in furthering the business of the Company, subject to the availability of capital.

The particle accelerator for producing engineered GaAs wafers is on site at Rayton's facility in Irvine, CA, allowing use to reach our Beta Phase of operations. Rayton does not currently manufacture GaAs wafers at high volume. We will need to bring the field crew from Shine Medical (formerly Phoenix Labs) back out to our facility to complete the installation and testing of the accelerator. They will also train Rayton personnel on the equipment. We estimate this may cost between $80-90K. Current manufacturing capabilities are for sample materials that can be used for testing purposes with potential customers. For example, a potential customer can be sent a Rayton wafer and then run it through their manufacturing lines and further upstream processes to make their devices and test them for quality assurance and performance metrics. Once we have developed the full proof-of-concept and have generated interest from potential customers, additional capital investment will be required. We believe we would need to raise an additional $14M for equipment and operations to manufacture at commercial scale.

Beta Phase, Year 1: Rayton is ready to begin the Beta Phase of our operations following completion of the factory acceptance test in May 2021, and final payment and delivery of the accelerator to Rayton’s Irvine site in December 2021. We initially anticipated delivery to occur in mid-2021, but was delayed to December 2021 because the manufacturer’s field installation crew had no availability until December. Rayton had its facility ready to accept delivery of the equipment as of September 15, 2021. We are currently undergoing installation, commissioning, and testing of the equipment.

We also plan to bring on Rayton personnel including a CTO to assist with the next phase for the company.

ITEM 2.	OTHER INFORMATION

None.

5

ITEM 3.	financial STATEMENTS

6

RAYTON SOLAR, INC.

FINANCIAL STATEMENTS

(UNAUDITED)

as of

June 30, 2022 and DECEMBER 31, 2021

Rayton Solar, Inc.

RAYTON SOLAR, INC.

BALANCE SHEETS

(Unaudited)

		December 31,
	June 30, 2022	2021
Assets
Current assets-
Cash	$88,363	$575,168
Total current assets	88,363	575,168
Property and equipment, net	2,400,481	2,169,458
Right-of-use asset	275,209	-
Other assets	24,608	24,608
Total assets	$2,788,661	$2,769,234
Liabilities and Stockholders' Equity
Current liabilities-
Accounts payable	$116,499	$113,389
Accrued liabilities	222,455	203,450
Related party advances	10,000	10,000
Lease liability, current portion	122,667	-
Loan payable with bank - current	22,848	26,734
Convertible debt - current	60,000	60,000
Convertible debt - related parties	421,800	421,800
Total current liabilities	976,269	835,373
Lease liability, net of current portion	152,542	-
Loan payable with bank - net of current portion	-	9,280
Total liabilities	1,128,811	844,653
Commitments and contingencies (Note 5)	-	-
Stockholders' Equity
Common stock, par value $0.0001; 200,000,000 shares
authorized; 153,106,775 and 153,119,267 issued and
outstanding as of June 30, 2022 and December 31, 2021
respectively	15,311	15,312
Subscription receivable	-	(89,105)
Additional paid-in capital	15,969,829	15,970,371
Accumulated deficit	(14,325,290)	(13,971,997)
Total stockholders' equity	1,659,850	1,924,581
Total liabilities and stockholders' equity	$2,788,661	$2,769,234

See accompanying notes to the financial statements

RAYTON SOLAR, INC.

STATEMENTS OF OPERATIONS

(Unaudited)

	For the Six Months	For the Six Months
	Ended June 30, 2022	Ended June 30, 2021
Revenues	$-	$-
Operating Expenses:
General and administrative	322,474	146,163
Sales and marketing	-	114,423
Total operating expenses	322,474	260,586
Operating loss	(322,474)	(260,586)
Other (income) expense:
Interest expense	30,019	35,052
Total other (income) expense	30,019	35,052
Loss before provision for income taxes	(352,493)	(295,638)
Provision for income taxes	800	2,050
Net loss	$(353,293)	$(297,688)
Weighted average net loss per share - basic and diluted	$(0.00)	$(0.00)
Weighted average shares outstanding - basic and diluted	153,106,775	147,506,152

See accompanying notes to the financial statements

RAYTON SOLAR, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

(Unaudited)

						Total
	Common Stock		Subscription	Additional Paid-	Accumulated	Stockholders'
	Shares	Amount	Receivable	in Capital	Deficit	Equity
Balance at December 31, 2020	146,772,638	$14,679	$(11,769)	$14,167,023	$(13,329,096)	$840,837
Proceeds from sale of common stock, net of offering costs	1,658,154	165	(29,028)	482,176	-	453,313
Issuance of common stock for offering costs	47,368	5	-	(5)	-	-
Net loss	-	-	-	-	(297,688)	(297,688)
Balance at June 30, 2021	148,478,160	$14,849	$(40,797)	$14,649,194	$(13,626,784)	$996,462

						Total
	Common Stock		Subscription	Additional Paid-	Accumulated	Stockholders'
	Shares	Amount	Receivable	in Capital	Deficit	Equity
Balance at December 31, 2021	153,119,267	$15,312	$(89,105)	$15,970,371	$(13,971,997)	$1,924,581
Receipt of escrow receivable, net of offering costs	-	-	89,105	(543)	-	88,562
Cancellation of common stock issued for offering costs	(12,492)	(1)	-	1	-	-
Net loss	-	-	-	-	(353,293)	(353,293)
Balance at June 30, 2022	153,106,775	$15,311	$-	$15,969,829	$(14,325,290)	$1,659,850

See accompanying notes to the financial statements

RAYTON SOLAR, INC.

STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six	For the Six
	Months Ended	Months Ended
	June 30, 2022	June 30, 2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(353,293)	$(297,688)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	9,872	2,712
Changes in operating assets and liabilities:
Escrow receivable	-	41,748
Right-of-use asset	58,410	-
Accounts payable	3,110	(24,428)
Accrued liabilities	19,005	125,213
Lease liability	(58,410)	-
Net cash used in operating activities	(321,306)	(152,443)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment of deposits for property and equipment	(234,000)	(229,417)
Purchase of property and equipment	(6,895)	-
Net cash used in investing activities	(240,895)	(229,417)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock	-	453,313
Receipt of escrow receivable, net of offering costs	88,562	-
Repayment of loan payable with bank	(13,166)	(10,303)
Net cash provided by financing activities	75,396	443,010

Increase (decrease) in cash and cash equivalents	(486,805)	61,150
Cash and cash equivalents, beginning of period	575,168	10,109
Cash and cash equivalents, end of period	$88,363	$71,259

Supplemental disclosures of cash flow information:
Cash paid for interest	$2,054	$2,445
Cash paid for income taxes	$800	$2,050

Non cash investing and financing activities:
Operating lease, Right-of-use assets and liabilities	$333,619	$-
Note payable issued for marketing expenses paid on behalf of the Company	$-	$100,000

See accompanying notes to the financial statements

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 –NATURE OF OPERATIONS

Rayton Solar, Inc., which does business as Rayton, was incorporated on October 17, 2013 (“Inception”) in the State of Delaware. The Company’s headquarters are located in Santa Monica, California.  The Company’s initial mission was to develop the most cost-efficient source of renewable energy through ion implanted, ultra-thin, float zone silicon photovoltaic modules. The Company has pivoted to use its same manufacturing processes to create lower cost gallium arsenide (“GaAs”) wafers for the semiconductor industry as a whole. GaAs wafers serve as the foundation for microchips that are used in automotive, aerospace, 5G, LED, and solar applications. The financial statements of Rayton Solar, Inc. (which may be referred to as "Rayton," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company’s activities have been, and will be, directed toward furthering the development of our technology and securing capital to purchase equipment that will allow us to put our technology into production. As a result of our stage of development, the Company has no revenue-producing assets. The Company operates in a rapidly changing technological market, and its activities are subject to significant risks and uncertainties, including failing to secure additional funding to further exploit the Company’s current development.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not generated revenues from principal operations and has sustained losses since Inception. At June 30, 2022, we had a working capital deficit of approximately $888,000. Because losses will continue until such time that the Company can procure equipment and complete development of manufacturing technology, we are reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next 12 months, the Company intends to fund its operations through the issuance of convertible notes through private placements and issuance of equity securities through a Regulation Crowdfunding offering, as well as other means of financing as available. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition, and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited interim financial statements have been prepared by the Company in accordance with U.S. GAAP. Certain information and disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. In the opinion of management, all adjustments and disclosures necessary for a fair presentation of these unaudited interim financial statements have been included. Such adjustments consist of normal recurring adjustments. These unaudited interim financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2021. The results of operations for the six-months ended June 30, 2022 are not necessarily indicative of the results that may be expected for the full year.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include but are not limited to changes in technology, consumer demand, and COVID-19 issues more fully described below. These adverse conditions could affect the Company's financial condition and the results of its operations.

On January 30, 2020, the World Health Organization declared the COVID-19 coronavirus outbreak a “Public Health Emergency of International Concern” and, on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be, it is reasonably possible that resources normally available may not be, and capital markets for which the Company relies to fund its business will be severely impacted.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, recoverability of property and equipment and long-lived assets, valuation of stock options, and the valuation allowance related to deferred tax assets. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2022 and December 31, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, and notes payable. Fair values for these items were assumed to approximate carrying values because they are short term in nature, or they are payable on demand.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Advertising

The Company expenses the cost of advertising as incurred. During the six months ended June 30, 2022 and 2021, advertising expense was $0 and $14,353, respectively.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future manufacturing processes. Our research and development costs consist primarily of materials and outside services. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Loss per Common Share

The Company presents basic loss per share (“EPS”) and diluted EPS on the face of the statements of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the six months ended June 30, 2022 and 2021, there were 11,835,000 and 11,835,000 options and 9,759 and 9,759 warrants excluded, respectively.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company maintains balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors’ accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021, with early adoption permitted. The Company adopted the provisions of the new standard starting January 1, 2022 using the modified retrospective approach. As a result, the comparative financial information prior to the date of adoption has not been updated and continue to be reported under the accounting standards in effect for those periods. The adoption of ASC 842 resulted in the recognition of operating lease ROU assets and lease liabilities for operating leases of $333,619 as of January 1, 2022 (the present value of the remaining lease payments), and those accounts will be amortized over the remaining lease term of 32 months.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	June 30, 2022	December 31, 2021
Furniture and fixtures	$102,166	$95,271
Construction-in-progress	2,385,000	2,151,000
Total property and equipment	2,487,166	2,246,271
Accumulated depreciation	(86,685)	(76,813)
	$2,400,481	$2,169,458

Construction-in-progress is comprised primarily of payments made toward the development and purchase of a particle accelerator, which is intended to facilitate revenue-producing activities, from Phoenix Nuclear Labs, LLC (“PNL”). The final payment totaling $234,000 was made during the six months ended June 30, 2022, and the Company has taken possession of the particle accelerator. The Company is in the process of testing and installing the particle accelerator. As of June 30, 2022, the particle accelerator has not been placed in service.

Depreciation expense for the six months ended June 30, 2022 and 2021 was $9,872 and $2,712, respectively.

NOTE 4 – DEBT

Equipment Loan

During the year ended December 31, 2017, the Company entered into an equipment financing loan for $120,000 with a commercial institution. The note bears interest at 6% per annum, requires monthly payments of $2,350 starting in April 2018, and matures in March 2023. The loan is secured by the construction-in-progress asset which it was used to purchase. Interest expense related to this loan was approximately $1,000 and $1,000 for the six months ended June 30, 2022 and 2021, respectively.

Convertible Debt – Related Parties

In November 2018, the Company entered into three convertible notes with related parties. The first note was with a relative of the Company’s Chief Executive Officer, and has a principal balance of $166,000. The second note was with the Company’s Chief Executive Officer (“CEO”), and has a principal balance of $185,800. The third note was with a company that is co-owned by the Company’s CEO, and has a principal balance of $70,000. These notes accrue interest at 10% per annum and mature in November 2021. The notes are automatically convertible upon a qualified equity financing of at least $1,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company’s common stock as determined by the Company’s Board of Directors. Interest expense related to these notes was $25,308 and $21,090 for the six months ended June 30, 2022 and 2021, respectively, and accrued interest related to these notes was $170,587 and $145,279 as of June 30, 2022 and December 31, 2021, respectively.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

2018 Convertible Debt – Third Parties

In October 2018, the Company entered into three additional convertible notes with an aggregate principal balance of $70,000. These notes each accrue interest at 10% per annum through their maturity in October 2021, and 12% default interest thereafter. These notes are automatically convertible upon a qualified equity financing of at least $3,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company’s common stock as determined by the Company’s Board of Directors. Interest expense related to these notes was $600 and $3,500 for the six months ended June 30, 2022 and 2021, respectively, and accrued interest related to these notes was $3,800 and $3,200 as of June 30, 2022 and December 31, 2021, respectively.

In November 2021, the parties agreed to settle out two of these convertible notes with an aggregate principal value of $60,000 along with accrued interest totaling $18,296 through the issuance of 338,944 shares of common stock with a fair value of $111,851 based on the active selling price of the Company’s common stock at that time. As the note conversions were outside the original conversion terms of the agreements, the difference between the fair value of the shares issued and the aggregate amounts converted was recorded as a loss on extinguishment in the amount of $33,555.

2019 Convertible Notes

In 2019, the Company entered into various convertible note units with third parties totaling $55,000. Each unit is for $5,000 and a $1,000 common stock warrant. These notes accrue interest at 10% per annum and matured on December 31, 2019. These notes are voluntarily convertible upon a qualified equity financing in a public offering of at least $5,000,000 or upon a liquidity event, at a conversion price equal to 70% of the purchase price of the same securities sold by the Company in a qualified equity financing. There are no conversion terms outside of a qualified equity offering as indicated in the notes. The warrants have a three-year term and only vest upon a qualified offering. Upon a qualified equity offering, the exercise price of the warrants will be the same value as the shares sold in the qualified equity financing. These warrants are not considered outstanding until there is a qualified equity financing as the number of warrants is indeterminable. Interest expense was $2,500 and $2,750 for the six months ended June 30, 2022 and 2021, respectively, and accrued interest related to these notes was $16,807 and $14,307 as of June 30, 2022 and December 31, 2021, respectively.

In November 2021, the parties agreed to settle out one of these convertible notes with a principal value of $5,000 along with accrued interest totaling $1,397 through the issuance of 27,694 shares of common stock with a fair value of $9,139 based on the active selling price of the Company’s common stock at that time. As the note conversion was outside the original conversion terms of the agreement, the difference between the fair value of the shares issued and the aggregate amounts converted was recorded as a loss on extinguishment in the amount of $2,742.

Service Provider Loan

In May 2021, the Company entered into a loan agreement with StartEngine Primary, LLC, a service provider of the Company. The agreement allows for advances up to an aggregate amount of $100,000 to pay for advertising and promotion services in connection with the Company’s equity offerings. The advances are non-interest bearing and shall be repaid on the date of the closing of the Company’s equity offering from the proceeds of the offering. As of June 30, 2021, $100,000 had been paid to third parties for expenses on behalf of the Company and was outstanding. In July and August 2021, $50,000 of the loan balance was repaid from the proceeds of the Company’s equity offerings. No amounts were advanced or due during and as of the six months ended June 30, 2022.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Operating Lease

In August 2021, the Company entered into a lease agreement for a facility in Irvine, California commencing September 15, 2021. The lease term is three years from the commencement date. The lease agreement required a security deposit of $24,598. Monthly rent under the lease agreement is $10,508, which can be adjusted by 3% annually, plus additional operating expenses. Total rent expense, including operating expenses related to this property, for the six months ended June 30, 2022 and 2021 was $85,119 and $0, respectively.

Right-of-use lease assets and lease liabilities for our operating lease was recorded in the balance sheet as follows:

June 30, 2022
Operating lease right-of-use asset	$333,619
Accumulated amortization	(58,410)
Net balance	$275,209

Lease liability, current portion	$122,667
Lease liability, long-term	152,542
Total operating lease liabilities	$275,209

As of June 30, 2022, the weighted average remaining lease term was 2.2 years, and the weighted average discount rate was 3%.

Future minimum lease payments under this operating lease as of June 30, 2022 were as follows:

2022	$64,311
2023	131,183
2024	89,187
Total future minimum lease payments	284,681
Less imputed interest	(9,472)
Maturities of lease liabilities	$275,209

Research and Development Agreement

In March 2017, the Company amended its research and development agreement with PNL to set the final prototype price at $2,385,000 and the related payment schedule. In conjunction with the amended agreement, the Company committed to purchase at least six particle accelerators from PNL over the next three years.

As of June 30, 2022, the Company has made milestone payments totaling $2,385,000, related to the initial particle accelerator. As the initial particle accelerator will be used in production after initial testing, these payments were capitalized as construction-in-progress within property and equipment. See also Note 3.

NOTE 6 – STOCKHOLDERS’ EQUITY

Common Stock

We have authorized the issuance of 200,000,000 shares of our common stock, each share having a par value of $0.0001.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

During the six months ended June 30, 2022, the Company collected the remaining balance of funds of $88,562 that were held in escrow as of December 31, 2021, net of minor fees withheld, related to the 2021 Regulation Crowdfunding offering. In addition, 12,492 shares of common stock that had been issued to one of the funding intermediaries in connection with the offering were cancelled based on final calculations of the amounts owed under the agreement. This had no net effect as the value of the shares both increase and decrease equity as costs of the offering.

During the six months ended June 30, 2021, the Company sold 1,658,154 shares of common stock for gross proceeds of $518,194 through its Regulation Crowdfunding offering and received $482,342 in proceeds from amounts sold which were subject to hold back. As of June 30, 2021, the Company had a remaining subscription receivable of $40,797. The Company recognized offering costs of approximately $36,000, which reduced additional paid-in capital, in connection with the sale of these shares. In addition, the Company issued 47,368 shares of common stock to one of the funding intermediaries which both increases and decreases additional paid-in capital for no net effect.

Stock Options

In 2014, our Board of Directors adopted the 2014 Equity Incentive Plan (the “2014 Plan”).  The 2014 Plan provides for the grant of equity awards to our directors, employees, and certain key consultants, including stock options to purchase shares of our common stock, stock appreciation rights, stock awards, and performance shares.  Up to 15,000,000 shares of our common stock may be issued pursuant to awards granted under the 2014 Plan, subject to adjustment in the event of stock splits and other similar events. The 2014 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

As of June 30, 2022 and December 31, 2021, there were 11,835,000 options outstanding under the 2014 Plan, for which all have vested.

Warrants

Based on funds raised through our Regulation A offering during the year ended December 31, 2018, the Company issued 9,759 warrants to purchase shares of our common stock to StartEngine Crowdfunding, Inc. The warrants have an exercise price of $1.52 and a term of ten years. The warrants allow for adjustments to the exercise price and number of shares based on future stock dividends, stock splits, and subsequent non-exempt equity sales. The Company accounts for these warrants in accordance with ASU 2017-11, which changes the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. Accordingly, the value of these warrants is contained within equity, both increasing and decreasing additional paid-in capital for a net zero effect.

NOTE 7 – RELATED PARTY TRANSACTIONS

Refer to Note 4 for details of related party convertible notes.

During 2019, the Company’s Chief Executive Officer advanced the Company $19,500. These advances are non-interest bearing and due on demand. As of June 30, 2022, a balance of $10,000 remains.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2022 through September 21, 2022, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

ITEM 4.	EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit No.	Exhibit Description
2.1	Certificate of Incorporation (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416128056/filename4.htm)
2.2	Amendment to Certificate of Incorporation (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416128056/filename5.htm)
2.3	Bylaws (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416128056/filename6.htm)
2.4	First Amendment to Amended and Restated Bylaws (Filed with the Form 1-A/A of the Company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416140373/v455218_ex2-4.htm)
6.1

Joint Development Agreement dated as of August 11, 2014 by and between Phoenix Nuclear Laboratories, LLC and the Company (Filed with the Form 1-A DOS of the Company and available here,

https://www.sec.gov/Archives/edgar/data/1654124/000114420416128056/filename7.htm)

6.2	2014 Equity Incentive Plan (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416128056/filename8.htm)
6.3	Convertible Promissory Note with ReGen America Inc. (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416128056/filename9.htm)
6.4

First Amendment to Joint Development Agreement, Acknowledgement and Agreement as of March 10, 2017 by and between Phoenix Nuclear Laboratories, LLC and the Company (Filed with the Form 1-A POS of the Company and available here,

https://www.sec.gov/Archives/edgar/data/1654124/000114420418016256/tv488367_ex6-3.htm)

6.5	Andrew Yakub Convertible Note Dated November 13, 2018 (Filed with the 2019 Form 1-K and available here, https://www.sec.gov/Archives/edgar/data/1654124/000110465920070934/tm2021766d1_ex6-5.htm)
6.6	ReGen America Convertible Note Dated November 13, 2018 (Filed with the 2019 Form 1-K and available here, https://www.sec.gov/Archives/edgar/data/1654124/000110465920070934/tm2021766d1_ex6-6.htm)
6.7

First Amendment to Quotation by and between Phoenix Nuclear Laboratories, LLC and the Company Dated October 21, 2020 (filed with the 2020 Form 1-K and available here,

https://www.sec.gov/Archives/edgar/data/1654124/000110465921058813/tm2114542d1_ex6-7.htm)

6.8

Second Amendment to Quotation Dated by and between Phoenix Nuclear Laboratories, LLC and the Company October 21, 2020 (filed with the 2020 Form 1-K and available here,

https://www.sec.gov/Archives/edgar/data/1654124/000110465921058813/tm2114542d1_ex6-8.htm)

6.9	Consent to Assignment of Supply Agreement (filed with the 2021 Form 1-K and available here, https://www.sec.gov/Archives/edgar/data/1654124/000110465922054812/tm2214102d1_ex6-9.htm)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rayton Solar Inc.

/s/ Andrew Yakub
Chief Executive Officer

Date: September 21, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Andrew Yakub
Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, and Director

Date: September 21, 2022

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